UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                             (Amendment No._____ )*


                          AMN HEALTHCARE SERVICES, INC.
                          -----------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    001744101
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001744101             Schedule 13G                       Page  2 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person               HWH Capital Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               12,286,696
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          12,286,696
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  12,286,696
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      29.1%
                                                                -----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  3 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person               HWH Nightingale Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               9,418,313
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          9,418,313
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  9,418,313
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      22.3%
                                                                -----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  4 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person              HWP Nightingale Partners II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               3,395,621
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          3,395,621
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,395,621
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      8.0%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  5 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person               HWP Capital Partners II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               1,326,418
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,326,418
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,326,418
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      3.1%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  6 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person               HWH, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               12,286,696
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          12,286,696
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  12,286,696
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      29.1%
                                                                -----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  7 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person               HWH Nightingale, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               9,418,313
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          9,418,313
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  9,418,313
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      22.3%
                                                                -----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  8 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person               HWP Nightingale II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               3,395,621
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          3,395,621
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,395,621
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      8.0%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  9 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person               HWP II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               1,326,418
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,326,418
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,326,418
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      3.1%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page 10 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person               HWH Incorporated
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               12,286,696
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          12,286,696
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  12,286,696
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      29.1%
                                                                -----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page 11 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person               HWH Nightingale, L.L.C.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               9,418,313
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          9,418,313
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  9,418,313
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      22.3%
                                                                -----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page 12 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person               HWP Nightingale II, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               3,395,621
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          3,395,621
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,395,621
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      8.0%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page 13 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person               HWP II, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               1,326,418
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,326,418
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,326,418
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      3.1%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page 14 of 22
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person             Robert B. Haas
         S.S. or I.R.S. Identifica-           (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a) [X]
         if a Member of a Group                                 (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               26,427,048
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          26,427,048
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  26,427,048
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                -------
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      62.5%
                                                                -----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page 15 of 22
          ---------

ITEM 1.  (a)      NAME OF ISSUER

                  AMN Healthcare Services, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  12235 El Camino Real, Suite 200
                  San Diego, California  92130


ITEM 2.  (a)      NAMES OF PERSONS FILING

                  (i) HWH Capital Partners, L.P., a Delaware limited partnership ("HWHCP");

                  (ii) HWH Nightingale Partners, L.P., a Delaware limited partnership ("HWHNP");

                  (iii) HWP Nightingale Partners II, L.P., a Delaware limited partnership ("HWPNP");

                  (iv) HWP Capital Partners II, L.P., a Delaware limited partnership ("HWPCP");

                  (v) HWH, L.P., a Delaware limited partnership ("HWH" and the sole general partner of HWHCP);

                  (vi) HWH Nightingale, L.P., a Delaware limited partnership ("HWHN" and the sole general partner of HWHNP);

                  (vii) HWP Nightingale II, L.P., a Delaware limited partnership ("HWPN" and the sole general partner of HWPNP);

                  (viii) HWP II, L.P., a Delaware limited partnership ("HWP II" and the sole general partner of HWPCP);

                  (ix) HWH Incorporated, a Delaware corporation ("HWHI" and the sole general partner of HWH);

                  (x) HWH Nightingale, L.L.C., a Delaware limited liability corporation ("HWHN L.L.C." and the sole general partner of HWHN);

                  (xi) HWP Nightingale II, LLC, a Delaware limited liability company ("HWPN LLC" and the sole general partner of HWPN);

                  (xii) HWP II, LLC, a Delaware limited liability company ("HWP II LLC" and the sole general partner of HWP
                           II); and

                  (xiii) Robert B. Haas ("Mr. Haas" and the controlling stockholder or managing member, as applicable, of each of HWHI, HWHN L.L.C., HWPN LLC and HWP II LLC) ((i) through (xiii) collectively, the "Reporting Persons").

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of each of the Reporting Persons is c/o Haas Wheat & Partners, L.P., 300 Crescent Court, Suite 1700, Dallas, Texas 75201.

CUSIP NO. 001744101             Schedule 13G                       Page 16 of 22
          ---------

         (c)      CITIZENSHIP

                  The place of organization of each of the Reporting Persons (other than Mr. Haas) is Delaware. Mr. Haas is a citizen of the United States.

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock")

         (e)      CUSIP NUMBER

                  001744101


ITEM 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).


ITEM 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:
                           HWHCP may be deemed to beneficially own 12,286,696
                  shares of Common Stock and each of HWH and HWHI in their capacities as general partners of HWHCP and HWH, respectively, may be deemed to beneficially own 12,286,696 shares of Common Stock as a result of their voting and dispositive power over the 12,286,696 shares of Common Stock held by HWHCP.

                           HWHNP may be deemed to beneficially own 9,418,313
                  shares of Common Stock and each of HWHN and HWHN L.L.C. in their capacities as general partners of HWHNP and HWHN, respectively, may be deemed to beneficially own 9,418,313 shares of Common Stock as a result of their voting and dispositive power over the 9,418,313 shares of Common Stock held by HWHNP.

                           HWPNP may be deemed to beneficially own 3,395,621
                  shares of Common Stock and each of HWPN and HWPN LLC in their capacities as general partners of HWPNP and HWPN, respectively, may be deemed to beneficially own 3,395,621 shares of Common Stock as a result of their voting and dispositive power over the 3,395,621 shares of Common Stock held by HWPNP.

                           HWPCP may be deemed to beneficially own 1,326,418
                  shares of Common Stock and each of HWP II and HWP II LLC in their capacities as general partners of HWPCP and HWP II, respectively, may be deemed to beneficially own 1,326,418 shares of Common Stock as a result of their voting and dispositive power over the 1,326,418 shares of Common Stock held by HWPCP.

CUSIP NO. 001744101             Schedule 13G                       Page 17 of 22
          ---------

                           Mr. Haas may be deemed to beneficially own 26,427,048
                  shares of Common Stock as a result of his voting and dispositive power over: (i) 12,286,696 shares of Common Stock held by HWHCP; (ii) 9,418,313 shares of Common Stock held by HWHNP; (iii) 3,395,621 shares of Common Stock held by HWPNP; and (iv) 1,326,418 shares of Common Stock held by HWPCP.

         (b)      PERCENTAGE OWNED:

                           Based on calculations made in accordance with Rule
                  13d-3, and there being approximately 42,289,770 shares of Common Stock outstanding (as reported by the Company to the Reporting Persons as of December 31, 2001), (i) each of HWHCP, HWH and HWHI (in their capacities as general partners of HWHCP and HWH, respectively) may be deemed to beneficially own approximately 29.1% of the outstanding Common Stock, (ii) each of HWHNP, HWHN and HWHN L.L.C. (in their capacities as general partners of HWHNP and HWHN, respectively) may be deemed to beneficially own approximately 22.3% of the outstanding Common Stock, (iii) each of HWPNP, HWPN and HWPN LLC (in their capacities as general partners of HWPNP and HWPN, respectively) may be deemed to beneficially own approximately 8.0% of the outstanding Common Stock, (iv) each of HWPCP, HWP II and HWP II LLC (in their capacities as general partners of HWPCP and HWP II, respectively) may be deemed to beneficially own approximately 3.1% of the outstanding Common Stock and (v) Mr. Haas may be deemed to beneficially own approximately 62.5% of the outstanding Common Stock.

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO DIRECT THE DISPOSITION:

                           (i) Each of HWHCP, HWH and HWHI (in their capacities as general partners of HWHCP and HWH, respectively) may be deemed to have sole power to direct the voting and disposition of the 12,286,696 shares of Common Stock held by HWHCP, (ii) each of HWHNP, HWHN and HWHN L.L.C. (in their capacities as general partners of HWHNP and HWHN, respectively) may be deemed to have sole power to direct the voting and disposition of the 9,418,313 shares of Common Stock held by HWHNP, (iii) each of HWPNP, HWPN and HWPN LLC (in their capacities as general partners of HWPNP and HWPN, respectively) may be deemed to have sole power to direct the voting and disposition of the 3,395,621 shares of Common Stock held by HWPNP, (iv) each of HWPCP, HWP II and HWP II LLC (in their capacities as general partners of HWPCP and HWP II, respectively) may be deemed to have sole power to direct the voting and disposition of the 1,326,418 shares of Common Stock held by HWPCP and (v) Mr. Haas may be deemed to have sole power to direct the voting and disposition of the: (A) 12,286,696 shares of

CUSIP NO. 001744101             Schedule 13G                       Page 18 of 22
          ---------

                  Common Stock held by HWHCP, (B) 9,418,313 shares of Common Stock held by HWHNP, (C) 3,395,621 shares of Common Stock held by HWPNP and (D) 1,326,418 shares of Common Stock held by HWPCP.

         Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons, other than the shares of Common Stock reported in this Schedule 13G as being beneficially owned by such Reporting Person.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The stockholders, general partners and limited partners, as applicable, of each of HWHCP, HWHNP, HWPNP, HWPCP, HWH, HWHN, HWPN, HWP II, HWHI, HWHN L.L.C., HWPN LLC and HWP II LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of such Reporting Persons in accordance with their ownership interests in such entities.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 2.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


ITEM 10. CERTIFICATION

         Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 001744101             Schedule 13G                       Page 19 of 22
          ---------


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 12, 2002


                                   HWH CAPITAL PARTNERS, L.P.

                                   By:  HWH, L.P., its general partner

                                   By:  HWH Incorporated, its general partner


                                        By: /s/ Douglas D. Wheat
                                            -----------------------------------
                                            Name:   Douglas D. Wheat
                                            Title:  President


                                   HWH NIGHTINGALE PARTNERS, L.P.

                                   By:  HWH Nightingale, L.P.,
                                        its general partner

                                   By:  HWH Nightingale, L.L.C.,
                                        its general partner


                                        By: /s/ Douglas D. Wheat
                                            -----------------------------------
                                            Name:   Douglas D. Wheat
                                            Title:  Managing Member


                                   HWP NIGHTINGALE PARTNERS II, L.P.

                                   By:  HWP Nightingale II, L.P.,
                                        its general partner

                                   By:  HWP Nightingale II, LLC,
                                        its general partner


                                        By: /s/ Douglas D. Wheat
                                            -----------------------------------
                                            Name:   Douglas D. Wheat
                                            Title:  Managing Member

CUSIP NO. 001744101             Schedule 13G                       Page 20 of 22
          ---------


                                   HWP CAPITAL PARTNERS II, L.P.


                                   By:  HWP II, L.P., its general partner


                                   By:  HWP II, LLC, its general partner


                                        By: /s/ Douglas D. Wheat
                                            -----------------------------------
                                            Name:   Douglas D. Wheat
                                            Title:  Managing Member


                                   HWH, L.P.


                                   By:  HWH Incorporated, its general partner


                                        By: /s/ Douglas D. Wheat
                                            -----------------------------------
                                            Name:   Douglas D. Wheat
                                            Title:  President


                                   HWH NIGHTINGALE, L.P.


                                   By:  HWH Nightingale, L.L.C.,
                                        its general partner


                                        By: /s/ Douglas D. Wheat
                                            -----------------------------------
                                            Name:   Douglas D. Wheat
                                            Title:  Managing Member


                                   HWP NIGHTINGALE II, L.P.


                                   By:  HWP Nightingale II, LLC,
                                        its general partner


                                        By: /s/ Douglas D. Wheat
                                            -----------------------------------
                                            Name:   Douglas D. Wheat
                                            Title:  Managing Member

CUSIP NO. 001744101             Schedule 13G                       Page 21 of 22
          ---------


                                   HWP II, L.P.


                                   By:  HWP II, LLC, its general partner


                                        By: /s/ Douglas D. Wheat
                                            -----------------------------------
                                            Name:   Douglas D. Wheat
                                            Title:  Managing Member


                                   HWH INCORPORATED


                                        By: /s/ Douglas D. Wheat
                                            -----------------------------------
                                            Name:   Douglas D. Wheat
                                            Title:  President


                                   HWH NIGHTINGALE, L.L.C.


                                        By: /s/ Douglas D. Wheat
                                            -----------------------------------
                                            Name:   Douglas D. Wheat
                                            Title:  Managing Member


                                   HWP II, LLC


                                        By: /s/ Douglas D. Wheat
                                            -----------------------------------
                                            Name:   Douglas D. Wheat
                                            Title:  Managing Member


                                   HWP NIGHTINGALE II, LLC


                                        By: /s/ Douglas D. Wheat
                                            -----------------------------------
                                            Name:   Douglas D. Wheat
                                            Title:  Managing Member



                                        /s/ Robert B. Haas
                                        ---------------------------------------
                                                     Robert B. Haas

CUSIP NO. 001744101             Schedule 13G                       Page 22 of 22
          ---------


                                  EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.        Identity of members of group filing this schedule.